UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              FLANDERS CORPORATION
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   338494 10 7
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                                 (CUSIP Number)

                                 STEVEN K. CLARK
                               903 PINELLA BAYWAY,
                           TIERRA VERDE, FLORIDA 33705
                           (TELEPHONE: 727-403-1177 )
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 3, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 338494 10 7           SCHEDULE 13D             PAGE 2 OF __ PAGES
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          STEVEN K. CLARK
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)      (b)
          NOT APPLICABLE
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)

          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

          NOT APPLICABLE
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
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                           7        SOLE VOTING POWER

     NUMBER OF                      2,000,000
                           -----------------------------------------------------
      SHARES               8        SHARED VOTING POWER

   BENEFICIALLY                     -0-
                           -----------------------------------------------------
  OWNED BY EACH            9        SOLE DISPOSITIVE POWER

    REPORTING                       2,000,000
                           -----------------------------------------------------
   PERSON WITH             10       SHARED DISPOSITIVE POWER

                                    -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000,000(1)
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)

          NOT APPLICABLE
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.03%
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14        TYPE OF REPORTING PERSON (See Instructions)

          IN
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__________________
(1) Consists of options to acquire 2,000,000 shares which are exercisable within the next 90 days.

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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Flanders Corporation, a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2399 26th Avenue North, Saint Petersburg, Florida 33713.

ITEM 2.  IDENTITY AND BACKGROUND

         (A)      Steven K. Clark

         (B) The address of Mr. Clark is 903 Pinella Bayway, Tierra Verde, Florida, 33705.

         (C) Mr. Clark was until August 13, 2007 the President, Chief Executive Officer, Chief Financial Officer and temporary Principal Accounting Officer of the Issuer. Following that date, he no longer served as a management executive or officer of the Issuer, but continued as a director of the Issuer until October 4, 2007, and as an employee of the Issuer until October 3, 2007. He is now a self-employed private investor.

         (D) During the last five years, Mr. Clark has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the last five years, Mr. Clark has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      Mr. Clark is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of October 3, 2007, prior to the settlement reported in Items 4 and 6, Mr. Clark beneficially owned 5,487,717 shares of Common Stock of the Issuer, of which (a) 2,487,717 shares were owned of record by Mr. Clark prior to October 3, 2007, (b) 1,000,000 were covered by an option granted to Mr. Clark on December 22, 1999 with an exercise price of $2.50 per share, which options were exercised on October 3, 2007 by means of Mr. Clark surrendering to the Company a total of 543,478 shares to pay the exercise price, and (c) the remaining beneficial ownership consisted of options not yet exercised by Mr. Clark covering 2,000,000 shares. The source and amount of funds used by Mr. Clark for acquisition of the shares referred to in clause (a) above was a loan from the Issuer which, as of October 3, 2007 reflected indebtedness of $5,445,810.65 prior to consummation of the transactions provided for in the Settlement Agreement (defined below). The source and amount of consideration for exercise of the option referred to in clause (b) above consisted of 543,478 shares of the Common Stock held of record by Mr. Clark. The source of consideration for the remaining unexercised options referred to in clause (c) above was his employment with the Issuer and participation in its incentive plan.

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

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Clark acquired his shares of Common Stock in the Issuer pursuant to his compensation package during his tenure as an executive with the Issuer for the purpose of investment.

         Except as provided below in this Item 4 or otherwise in this Schedule 13D, Mr. Clark has no current plans or proposals that relate to or would result in:

         (A) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of the Issuer;

         (F) Any other material change in the Issuer's business or corporate structure; or

         (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of the Issuer becoming eligible for termination of registration; or

         (J)      Any action similar to any of those enumerated above.

         On August 13, 2007, a dispute arose between Mr. Clark and the Issuer. As of that date, Mr. Clark was removed as an officer of the Issuer and since then Mr. Clark has not participated as a management executive or officer of the Issuer, but continued as an employee of the Issuer on administrative leave. Between August 13, 2007 and October 3, 2007, Mr. Clark and the Issuer attempted to resolve their dispute. During that time, Mr. Clark continued to hold the Common Stock for investment purposes.

         On October 3, 2007, Mr. Clark entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement")(included as Exhibit 99.8 hereto) with the Issuer, Robert R. Amerson ("Mr. Amerson"), Harry L. Smith, Jr. ("Mr. Smith"), Wal-Pat, LLC, and Mercury Diecutting, LLC as reported in Item 6. The Settlement Agreement provides for the transactions described in Item 6. Except for his prospective resignation as a Director, the effective date of which is deferred until consummation of the transactions contemplated by the Settlement Agreement, the transactions provided for in the Settlement Agreement shall be effective as of September 30, 2007 unless Mr. Clark exercises his unconditional right to revoke the Settlement Agreement on or before October 10, 2007 (the "Revocation Right"). Pursuant to the Settlement Agreement, Mr. Clark's resignation as a director is expected to become effective on October 4, 2007 only if he does not exercise the Revocation Right. Mr. Clark does not presently intend to exercise the Revocation Right, but reserves the right to do so.

         As a result of the transactions under the Settlement Agreement, unless Mr. Clark exercises his Revocation Right on or before October 10, 2007, he will be deemed as of October 3, 2007 to no longer hold of record any shares in the Issuer. He retains three stock option grants (the "Remaining Options") consisting of options to purchase an aggregate of 2,000,000 shares of the Common Stock as described in Item 6. Because the current market price of the stock of the Issuer is lower than the exercise prices of Mr. Clark's Remaining Options, he does not expect to exercise the Remaining Options. Under the terms of the associated Stock Option Agreements (see Exhibits 99.3 - 99.5), the expiration dates of the Remaining Options have been accelerated as a result of the termination of his employment with the Issuer, such that all of the Remaining Options will expire within 90 days of the termination of his employment. Unless the market price of the Issuer's stock increases to a price that exceeds Mr. Clark's exercise prices (see Item 6 below), which Mr. Clark does not expect to occur, Mr. Clark has no current intention to exercise the Remaining Options prior to their expiration. Therefore, Mr. Clark expects that at the end of such 90 days, he will have no remaining beneficial ownership of Common Stock of the Issuer.

         The above description of the Settlement Agreement is qualified in its entirety by this reference to the attached copy of the Settlement Agreement included as Exhibit 99.8 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (A) As a result of the transactions under the Settlement Agreement, unless Mr. Clark exercises his Revocation Right on or before October 10, 2007, the aggregate number of shares, and percentage of the outstanding shares, of Common Stock beneficially owned by Mr. Clark is 2,000,000 shares or 8.03% of the issued and outstanding shares of Common Stock. If Mr. Clark exercises his Revocation Right, the aggregate number of shares, and percentage of the outstanding shares, of Common Stock that would be beneficially owned by Mr. Clark is 5,487,717 shares or 20.61% of the issued and outstanding shares of Common Stock. At the date hereof, Mr. Clark does not presently intend to exercise the Revocation Right, but reserves the right to do so.

         (B) Mr. Clark has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

         (C)      Not Applicable.

         (D)      Not applicable.

         (E)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 15, 1995, Mr. Clark entered into an Employment Agreement (the "Employment Agreement")(included as Exhibit 99.1 hereto) with Elite Acquisitions, Inc. (predecessor of the Issuer) and Flanders Filters, Inc (a subsidiary of the Issuer), which agreement will have been terminated as of October 10, 2007 pursuant to the Settlement Agreement unless Mr. Clark exercises his Revocation Right. The Issuer granted to Mr. Clark options to purchase such shares of Common Stock from the Issuer as follows:

                  (i) 1,000,000 shares which were subject to an option to purchase at $2.50 per share (expiring in 2009), which option Mr. Clark exercised in full pursuant to the Settlement Agreement;

                  (ii) 1,000,000 shares subject to an option to purchase such shares at $7.50 per share (expiring in 2011);

                  (iii) 500,000 shares subject to an option to purchase at $8.60 per share (expiring in 2009); and

                  (iv) 500,000 shares subject to an option to purchase at $11.10 per share (expiring in 2010).

         In connection with such options, Mr. Clark entered into the following agreements with the Issuer:

                  (a) Stock Option Agreement dated December 22, 1999 (attached as Exhibit 99.2 hereto) exercised in full pursuant to the Settlement Agreement;

                  (b) Stock Option Agreement dated November 7, 2001 (attached as Exhibit 99.3 hereto);

                  (c) Stock Option Agreement dated August 24, 2004 (attached as Exhibit 99.4 hereto); and

                  (d) Stock Option Agreement dated December 7, 2005 (attached as Exhibit 99.5 hereto).

         On October 3, 2007, Mr. Clark entered into the Settlement Agreement (included as Exhibit 99.8 hereto) with the Issuer, Mr. Amerson, Mr. Smith, Wal-Pat, LLC, and Mercury Diecutting, LLC. As part of the settlement of various disputes regarding his removal as an officer, the Settlement Agreement provided, among other things, for the disposition of Mr. Clark's shares of Common Stock from the Issuer as follows:

                  (i) In satisfaction of debt owed to the Issuer, Mr. Clark agreed to transfer 1,183,872 of his shares of the Common Stock to the Issuer.

                  (ii) In satisfaction of his portion of the liability owed with respect to a previous and unrelated settlement agreement, Mr. Clark agreed to transfer 250,000 of his shares of Common Stock to Mr. Amerson.

                  (iii) Mr. Amerson and Mr. Smith agreed to purchase all remaining shares of Common Stock in the Issuer held of record by Mr. Clark, including the shares acquired pursuant to the exercise below in (iv), for a cash price of $4.60 per share, resulting in Mr. Amerson purchasing 755,183.5 of such shares and Mr. Smith agreeing to purchase 755,183.5 of such shares.

                  (iv) Mr. Clark exercised in full his Option to purchase 1,000,000 shares pursuant to the Option Agreement dated December 22, 1999 (Exhibit 99.2 hereto) at the price of $2.50 per share pursuant to a cashless exercise under which Mr. Clark surrendered 543,478 shares of the Common Stock held of record by him to the Issuer in satisfaction of the $2,500,000 exercise price. Pursuant to the Settlement Agreement Mr. Clark then immediately disposed of such shares so acquired.

         The above description of the Settlement Agreement is qualified in its entirety by this reference to the attached copy of the Settlement Agreement included as Exhibit 99.8 hereto.

         Other than as described in this Item 6 and elsewhere, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between Mr. Clark and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - Employment Agreement between Elite Acquisitions, Inc., Flanders Filters, Inc., and Mr. Clark, entered into December 15, 1995 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on December 31, 1995).

         Exhibit 99.2 - Stock Option Agreement between Flanders Corporation and Mr. Clark, entered into December 22, 1999 (included as Exhibit D to
         Exhibit 99.8 to this Schedule 13D).

         Exhibit 99.3 - Stock Option Agreement between Flanders Corporation and Mr. Clark, entered into November 7, 2001 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on April 19, 2002).

         Exhibit 99.4 - Stock Option Agreement between Flanders Corporation and Mr. Clark, entered into August 24, 2004 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on February 18, 2005).

         Exhibit 99.5 - Stock Option Agreement between Flanders Corporation and Mr. Clark, entered into December 7, 2005 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on February 22, 2006).

         Exhibit 99.6 - Promissory Note of Mr. Clark payable to Flanders Corporation dated April 24, 1999 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on April 14, 2000).

         Exhibit 99.7 - Indemnity Agreement entered into by and between Mr. Clark and Flanders Corporation.

         Exhibit 99.8 - Settlement Agreement between Mr. Clark, Flanders Corporation, Robert R. Amerson, Harry L. Smith, Jr., Wal-Pat, LLC, and Mercury Diecutting, LLC, dated October 3, 2007.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.



Date: October 3, 2007                                   /s/ Steven K. Clark
                                                        ------------------------
                                                        Steven K. Clark

ATTENTION:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (SEE 18 U.S.C. 1001).

                           SCHEDULE 13D EXHIBIT INDEX
                           --------------------------


EXHIBIT NO.    DESCRIPTION OF EXHIBIT

99.1 Employment Agreement between Elite Acquisitions, Inc., Flanders Filters, Inc., and Mr. Clark, entered into December 15, 1995 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on December 31, 1995).

99.2           Stock Option Agreement between Flanders Corporation and Mr.
               Clark, entered into December 22, 1999 (included as Exhibit D to
               Exhibit 99.8 to this Schedule 13D).

99.3           Stock Option Agreement between Flanders Corporation and Mr.
               Clark, entered into November 7, 2001 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on April 19, 2000).

99.4           Stock Option Agreement between Flanders Corporation and Mr.
               Clark, entered into August 24, 2004 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on February 18, 2005).

99.5           Stock Option Agreement between Flanders Corporation and Mr.
               Clark, entered into December 7, 2005 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on February 22, 2006).

99.6 Promissory Note of Mr. Clark payable to Flanders Corporation dated April 24, 1999 (Intentionally omitted and incorporated by reference to Form 10-K filed by the Issuer with the SEC on April 14, 2000).

99.7 Indemnity Agreement entered into by and between Mr. Clark and Flanders Corporation.

99.8 Settlement Agreement between Mr. Clark, Flanders Corporation, Robert R. Amerson, Harry L. Smith, Jr., Wal-Pat, LLC, and Mercury Diecutting, LLC, dated October 3, 2007.